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Pioneer Drilling Company
9310 Broadway Building I
San Antonio, Texas 78217

                      March 17, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

  Re:
  Request for Acceleration of Effectiveness of Registration Statement on Form S-1 of Pioneer Drilling Company (File No. 333-122614)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Pioneer Drilling Company hereby requests that the effectiveness of its Registration Statement on Form S-1 (File No. 333-122614) be accelerated so that it will become effective on March 21, 2005 at 11:00 a.m., Washington D.C. time, or as soon thereafter as practicable.

        We acknowledge that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  we may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Pioneer Drilling Company
By:	/s/ WM. STACY LOCKE

Wm. Stacy Locke President and Chief Executive Officer
cc:
Ted W. Paris
Ashley Morgan
Adam Haubenreich
Baker Botts L.L.P.

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Pioneer Drilling Company 9310 Broadway Building I San Antonio, Texas 78217